Copernic Announces 2007 Fourth Quarter and Year-End Results

Montreal, Canada, March 4, 2008 - Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leading software development company in the technology sector, specializing in internet, desktop and mobile search products, today reported its financial results for the fourth quarter and year ended December 31, 2007. Unless otherwise stated, all figures in this release are in US dollars.

Financial Highlights

▪	Revenue was $1.7 million for the fourth quarter 2007 compared to $3.6 million in the fourth quarter of 2006
▪	Revenue for the year ended December 31, 2007 was $8.1 million compared to $9.6 million in the same period in 2006
▪	Net loss of $11.0 million ($0.75 per share), including write-downs of $10.2 million in the fourth quarter 2007, compared to net earnings of $420,000 ($0.02 per share) in the fourth quarter 2006
▪	Net loss of $14.4 million ($0.99 per share) in 2007 compared to net loss of $4.3 million or ($0.30 per share) in 2006, excluding the write-downs of $10.2 million, net loss for 2007 was slightly lower than the previous year
▪	Excluding write-downs, full year 2007 operating expenses were $11.0 million, up from $10.3 million in 2006 due to continued focus on our product line extension strategy and
▪	Liquidities sufficient to meet normal operating requirements until end of 2008, were at $6.9 million as of December 31, 2007, compared to $8.0 million as of December 31, 2006.

Recent Highlights

▪	Appointed Marc Ferland President and CEO of Copernic. Mr. Ferland has been a Director of the Company, since September 2007
▪	Launched upgrade of Copernic desktop search - in line with our product line extension strategy
▪	Expanded software distribution channels by adding resellers and distributors to our network
▪	Announced an agreement with Yellow Pages Group (TSX:YLO-UN) to supply local Canadian advertiser listings to the mamma.com search engine

“Copernic continues to work through rebuilding the Company and is clearly focused on the future,” said Marc Ferland, Copernic’s President and CEO. “Through the expansion and development of our product lines and cost improvements, we remain confident that the proper processes are in place to allow us to achieve our strategic goals.”

Financial Results for the quarter ended December 31, 2007

Revenues in the fourth quarter of 2007 totalled $1,654,000, down from $3,566,000 in the fourth quarter of 2006.

Search advertising revenues in the fourth quarter 2007 were down as compared to 2006, declining from $2,504,000 to $1,432,000. As in previous quarters, the Company has faced increasing industry pressures affecting advertising rates. In working to alleviate these pressures, Copernic has been expanding partnerships, such as that with Yellow Pages Group, to supply local advertiser listings to the mamma.com search engine.

Graphic advertising revenues were stable quarter over quarter, but the total of $15,000 generated in the quarter ended December 31, 2007 was substantially down from the quarter ended December 31, 2006, in which revenues totalled $132,000.

Software licensing, customization and maintenance revenue was down from the fourth quarter of 2006, with the total for the quarter ended December 31, 2007 reaching $207,000 a decrease from $930,000 in the fourth quarter of 2006. The decrease is mainly attributed to a sale of one significant CDS license in Q4 2006 of $570K compared to no significant one in 2007 and two contracts for customized development and maintenance that were not renewed in 2007.

Gross Margin in the fourth quarter was 67%, compared to 74% in the same quarter in 2006 mainly due to reduced software licensing revenue where gross margin is typically higher.

Expenses in the fourth quarter, excluding write-downs, totalled $2,751,000; slightly up from $2,529,000 in the fourth quarter 2006. In the quarter, the Company recorded total write-downs of goodwill and intangible assets of $10,046,000 due to delays in execution and changes of market conditions of its software commercial deployment solutions, reduced media yearly revenue mainly due to slowdown in sponsored clicks and general decline in demand in pop-up campaigns. In addition, the Company recognized a write-down of $100,000 in an investment, net of a reversal for settlement costs.

Net loss in the fourth quarter 2007 was $10,990,000 ($0.75 per share), compared to a net earnings of $420,000 ($0.02 per share) in the fourth quarter 2006.

Liquidities totalled $6,872,000, which was a decrease of 795,000 over the previous quarter. Liquidities included restricted cash of $807,000, of which $347,000 became available in January 2008 and the remaining balance is expected to be also released in a few months.

Financial Results for the Full Year 2007

Revenues for the full year 2007 were $8,116,000, down from $9,596,000 in 2006, a decline of $1,480,000.

Search advertising revenues were up year over year in 2007, rising from $7,198,000 in 2006 to $7,247,000 in the current year.

Graphic advertising revenues continued to decline to $108,000 in 2007, down from $827,000 in 2006 and licensing, customization and maintenance revenues, declined to $761,000 in 2007 from $1,571,000 in 2006.

Gross margin declined for the 2007 fiscal year, dropping to 68% from 72% in 2006 mainly due to reduced software licensing revenue where gross margin is typically higher.

Total expenses for 2007, including write-downs and settlement costs were $21,160,000 up from $11,980,000. Excluding write-downs and settlement costs, expenses for 2007 were $11,013,000, compared with the total of $10,297,000, due to termination costs of approximately $695,000 recorded in the first quarter 2007.

Net loss for the full year 2007 was $14,431,000 ($0.99 per share), down from a loss of $4,269,000 ($0.30 per share) in 2006.

Conference Call Notice

Copernic will host a conference call to discuss its 2007 fourth quarter and year-end financial results on Thursday, March 6, 2008 at 10:00 a.m. EST. The dial-in number for the conference call is 1-800-732-6179 (Canada and United States) or 416-644-3416 (International). If you are unable to participate in the conference call, a replay will be available starting that same day at 12:00 p.m. EST by dialing 1-877-289-8525 (Canada and United States) or 416-640-1917 (International) and entering pass code 21261484#, until March 13, 2008 at midnight EST or by audio webcast on Copernic’s website for 30 days.

A live webcast of the Company’s 2007 fourth quarter and year-end financial results conference call will also be available at 10:00 a.m. EST on March 6, 2008, on the Investor Relations section of the Company’s website: www.copernic-inc.com/corporate/en/investors/index.html. The archived webcast will be made available on the Company’s website starting one hour after the completion of the call.

About Copernic Inc.
Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mamma.com and www.copernic.com.

With its award winning Copernic Desktop Search® software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC. Additionally, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide through its well established media placement channels. Copernic handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but also in Europe and Australia.

More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Copernic Inc.
Daniel Bertrand
Executive Vice President and Chief Financial Officer
Telephone Toll Free:  (877) 289-4682 #118
Telephone:  (514) 908-4318
Email:  dbertrand@copernic.com
Website:  www.copernic-inc.com

Copernic Inc. Condensed Consolidated Balance Sheets As at December 31, 2007 and 2006
(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	2007 $	2006 $
Assets

Current assets
Cash and cash equivalents	2,099,560	2,379,617
Restricted cash	807,468	-
Temporary investments	3,965,384	5,591,842
Accounts receivable	918,033	2,734,172
Income taxes receivable	221,205	110,002
Prepaid expenses	208,655	261,885

	8,220,305	11,077,518

Investments	-	150,000

Property and equipment	459,872	503,828

Intangible assets	2,320,676	6,190,298

Goodwill	7,357,003	15,417,844

	18,357,856	33,339,488

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,520,619	2,289,686
Deferred revenue	211,455	227,660
Deferred rent	11,016	12,273
Income taxes payable	8,100	8,100
Liabilities of discontinued operations	-	6,253
Current portion of obligations under capital leases	56,071	-

	1,807,261	2,543,972

Obligations under capital leases	99,788	-

Future income taxes	650,413	1,900,866

Shareholders’ Equity

Capital stock
Authorized
Unlimited common shares, no par value
Issued and outstanding
14,637,531 common shares (14,340,864 in 2006)	96,556,485	95,298,234

Additional paid-in capital	5,784,502	5,706,183

Cumulative translation adjustment	561,137	561,137

Accumulated deficit	(87,101,730)	(72,670,904)

	15,800,394	28,894,650

	18,357,856	33,339,488

Copernic Inc. Condensed Consolidated Statements of Operations
(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the twelve months ended		For the three months ended
	December 31		December 31
	2007 $	2006 $	2007 $	2006 $

Revenues	8,116,408	9,596,402	1,654,352	3,566,421

Cost of revenues	2,636,410	2,704,101	543,763	918,920

Gross Margin	5,479,998	6,892,301	1,110,589	2,647,501

Expenses
Marketing, sales and services	1,897,822	1,850,176	480,531	502,416
General and administration	4,691,572	3,996,327	1,020,709	1,029,243
Product development and technical support	2,416,410	2,538,867	651,830	614,340
Amortization of property and equipment	302,509	178,192	119,220	48,968
Amortization of intangible assets	1,991,286	2,067,009	511,384	487,914
Write-downs and settlement costs	10,146,311	1,683,238	10,146,311	-
Interest and other income	(401,183)	(415,950)	(74,078)	(102,978)
Loss on foreign exchange	115,071	82,203	41,164	(51,392)

	21,159,798	11,980,062	12,897,071	2,528,511

Earnings (loss) from continuing operations before income taxes and discontinued operations	(15,679,800)	(5,087,761)	(11,786,482)	118,990

Recovery of future income taxes	(1,250,453)	(724,177)	(796,926)	(246,356)
Current income taxes	1,479	(4,876)	525	-

Earnings (loss) from continuing operations before discontinued operations	(14,430,826)	(4,358,708)	(10,990,081)	365,346

Results of discontinued operations, net of income taxes	-	89,328	-	54,828

Net earnings (loss) for the period	(14,430,826)	(4,269,380)	(10,990,081)	420,174
Basic and diluted earnings (loss) per share from continuing operations	(0.99)	(0.31)	(0.75)	0.02
Basic and diluted earnings (loss) per share from discontinued operations	-	0.01	-	-
Basic and diluted net earnings (loss) per share	(0.99)	(0.30)	(0.75)	0.02

Copernic Inc. Condensed Consolidated Statements of Cash Flows
(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the twelve months ended		For the three months ended
	December 31		December 31
	2007 $	2006 $	2007 $	2006 $

Cash flows from (used for)

Operating activities
Earnings (loss) from continuing operations	(14,430,826)	(4,358,708)	(10,990,081)	365,346
Adjustments for
Amortization of property and equipment	302,509	178,192	119,220	48,968
Amortization of intangible assets	1,991,286	2,067,009	511,384	487,914
Employee stock-based compensation	660,312	456,281	175,568	66,703
Write-down of goodwill	8,060,841	-	8,060,841	-
Write-down of intangible assets	1,985,470	403,425	1,985,470	-
Write-down of investment	150,000	570,000	150,000	-
Write-down of property and equipment	-	9,813	-	-
Long-term income tax credits	-	54,912	-	54,912
Future income taxes	(1,250,453)	(724,177)	(796,926)	(246,356)
Unrealized loss on foreign exchange	12,813	-	(1,271)	(1,151)
Net change in non-cash working capital items	990,158	515,619	17,391	(1,291,098)

Cash used for operating activities	(1,527,890)	(827,634)	(768,404)	(514,762)
Cash used for operating activities from discontinued operations	(6,253)	(83,948)	-	(9,396)

	(1,534,143)	(911,582)	(768,404)	(524,158)

Investing activities
Reimbursement related to Copernic Technologies Inc.’s business acquisition	-	379,382	-	-
Purchase of intangible assets	(68,433)	(51,400)	(3,431)	(8,373)
Purchase of property and equipment	(149,658)	(76,104)	(12,903)	(26,513)
Net decrease (increase) in temporary investments	1,626,458	(1,578,530)	(3,965,384)	(2,557,521)

Cash from (used for) investing activities	1,408,367	(1,326,652)	(3,981,718)	(2,592,407)

Financing activities
Issuance of capital stock	676,258	-	-	-
Repayment of obligations under capital leases	(23,071)	-	(9,941)	-

Cash provided from (used for) financing activities	653,187	-	(9,941)	-

Effect of foreign exchange rate changes on cash and cash equivalents	-	116,650	-	5,890

Net change in cash, cash equivalents and restricted cash during the period	527,411	(2,121,584)	(4,760,063)	(3,110,675)

Cash, cash equivalents and restricted cash - Beginning of period	2,379,617	4,501,201	7,667,091	5,490,292

Cash, cash equivalents and restricted cash - End of period	2,907,028	2,379,617	2,907,028	2,379,617

Cash and cash equivalents comprise:
Cash	596,493	777,637	596,493	77,637
Short-term investments	1,503,067	1,601,980	1,503,067	1,601,980

	2,099,560	2,379,617	2,099,560	2,379,617
Restricted cash	807,468	-	807,468	-

	2,907,028	2,379,617	2,907,028	2,379,617